Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:      + 91 40 4900 2900

Fax:      + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

August 8, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 - Dissolution of M/s Imperial Owners and Land Possessions Private Limited (Formerly Imperial Credit Private Limited), Wholly Owned Subsidiary of the Company.

This is reference to our earlier intimations dated October 10, 2024, January 30, 2024 and March 23, 2023 regarding ongoing voluntary liquidation of M/s Imperial Owners and Land Possessions Private Limited (Formerly Imperial Credit Private Limited) (“Imperial”), Wholly Owned Subsidiary of the Company,

In this regard, we wish to inform you that Hon’ble National Company Law Tribunal (“NCLT”), Hyderabad Bench vide its order dated August 5, 2025 has approved the Voluntary Liquidation of Imperial form the date of said order and as a result Imperial stands dissolved with effect from August 5, 2025. A certified true copy of the order was received by the Company on August 7, 2025 and is enclosed as Annexure.

It may be noted that Imperial is not a material subsidiary of the Company and the liquidation of this  subsidiary will have no material impact on the consolidated financials of the Company.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: As above

IN THE NATIONAL COMPANY LAW TRIBUNAL
HYDERABAD BENCH -II

CP (IB) No. 54/59/HDB/2025
[U/s.59(7) of the Insolvency & Bankruptcy Code, 2016]

In the matter of Imperial Owners and Land Possessions Private Limited
(in Members Voluntary Liquidation)
(CIN U06519TG1991PTC126383)

M/s. Imperial Owners and Land Possessions Private Limited
(Formerly known as Imperial Credit Private Limited)
8-2-337, Road No.3, Banjara Hills
Hyderabad – 500 034
Through Dipti Mehta
Liquidator

... Petitioner/Corporate Person

Date of Order: 05.08.2025

Coram:

Shri Rajeev Bhardwaj, Hon'ble Member (Judicial)
Shri Sanjay Puri, Hon'ble Member (Technical)

Counsel/Parties present:

For the Petitioner	: Ms. Manoranjani, Advocate
For the ROC	: Mr. Ravi Metta, Deputy ROC

राष्ट्रीय कम्पनी विधि अधिकरण
National Company Law Tribunal
हैदराबाद न्यायपीठ
Hyderabad Bench

In the National Company Law Tribunal, Hyderabad Bench-II

CP (IB) No. 54/59/HDB/2025
Date of Order: 05.08.2025

[PER: BENCH]

ORDER

I. The instant Petition is filed on behalf of the Liquidator of M/s.Imperial Owners and Land Possessions Private Limited (**Petitioner/Corporate Person**) under Section 59(7) of the Insolvency and Bankruptcy Code, 2016 (IBC), seeking for dissolution of the Corporate Person.

II. Brief facts of the case are as follows:

i. The Petitioner was initially incorporated with the name and style as "Imperial Credit Private Limited" on 06.08.1991 under the provisions of the Companies Act, 1956[1]. Subsequently, the name of the Company was changed to "Imperial Owners and Land Possessions Private Limited" on 04.12.2023[2].

ii. The Authorised Share Capital of the Company is Rs.1,50,00,000/- divided into 1,50,000 Equity Shares of Rs.100/- each and the Issued, Subscribed and Paid-Up Share Capital of the Company is Rs.1,23,00,000/- divided into 1,23,000 equity shares of Rs.100/- each.

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[1] A copy of the Old Certificate of Incorporation alongwith Memorandum and Articles of Association of the Company are annexed as Exhibit-A colly @ pg. 19 to 42 of the application.

[2] A copy of the Certificate of Incorporation alongwith updated Memorandum and Articles of Association w.e.f. 16.11.2023 are filed as Exhibit-C @ pg. nos. 45 to 66 of the application.

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राष्ट्रीय कम्पनी विधि अधिकरण
National Company Law Tribunal
हैदराबाद न्यायपीठ
Hyderabad Bench

In the National Company Law Tribunal, Hyderabad Bench-II

CP (IB) No. 54/59/HDB/2025
Date of Order: 05.08.2025

iii. The Shareholding Pattern of the Company is as follows:

Sl.No.	Name of the Equity Shareholder	No. of Shares
1.	Dr. Reddy's Laboratories Limited	1,22,990
2.	Ms. Seema Grover (Nominee Dr. Reddy's Laboratories Limited)	10
Total		**1,23,000**

iv. As per the Master Data[3], the details of the Directors of the Company as on 11.10.2024 are as follows:

Sl.No.	Name of the Directors	DIN No.	Date of Appointment
1.	Vijay Kumar Hurgat	09351590	31.10.2022
2.	Seema Grover	09784139	07.11.2022

v. The Company is primarily engaged in the business of properties and estates and to build, construct, improve, maintain, operate, control, hire, develop, equip, lease, let out on hire mortgage, pledge, sell to take on lease, or in exchange or otherwise acquire or dispose of any buildings, flats as necessary or convenient for the Company's business.

[3] Master Data of the company is filed as Exhibit-B @ pgs.43 to 44 of the application.

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In the National Company Law Tribunal, Hyderabad Bench-II

CP (IB) No. 54/59/HDB/2025
Date of Order: 05.08.2025

vi. The Company had voluntarily surrendered the Certificate of Registration (CoR)- N-09.00461, dated 21.03.2018 to the General Manager, Department of Non-banking Supervision, Reserve Bank of India (RBI), Hyderabad, requesting to cancel the registration of Non-Banking Financial Institution business. In response, the Deputy General Manager, RBI, Hyderabad had issued a Letter No.HYD.DOS.CMS1. No.S370/00-01-696/2023-2024, dated 28.08.2023 alongwith Cancellation Order dated 24.08.2023[4].

vii. It is averred that as there was no business activity left with the company, in the interest of all the stakeholders, the management decided to voluntarily liquidate the Company. The Board of Directors at their meeting held on 10.10.2024[5] approved the same and furnished a Declaration dated 30.09.2024[6] stating that -

a) We have made a full inquiry into the affairs of the Company and have formed the opinion that the Company will be able to pay its debts in full from the proceeds of assets to be sold in the Voluntary Liquidation.

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[4] RBI Lr.Dated 28.08.2023 along Cancellation Order dated 24.08.2023 are filed as Exhibit-D colly. @ pgs. 67-71 of the application.

[5] Copies of the Extracts of the Board Meeting held on 10.10.2024 are filed as Exhibit-F @ pgs. 73 to 74 of the Application.

[6] A copy of the Declaration of the Directors is filed as Exhibit-G @ pg. nos.79 to 80 of the application.

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National Company Law Tribunal, Hyderabad Bench

In the National Company Law Tribunal, Hyderabad Bench-II

CP (IB) No. 54/59/HDB/2025

Date of Order: 05.08.2025

b) The Company is not being liquidated to defraud any person.

c) The Corporate Person had made provision for preservation of its records after its dissolution.

d) Sufficient provision has been made to meet the likely obligations arising, if any, on account of the pending proceedings – Not applicable as there are no pending proceedings.

viii. At the Extraordinary General Meeting (EGM) held on 10.10.2024, the Members of the Company have resolved to liquidate the Company voluntarily[7] by appointing Ms.Dipti Mehta, having IBBI Registration No.IBBI/IPA-002/IP-N00134/2017-18/10350, email: dipti@mehta-mehta.com, Insolvency Professional, as Liquidator of the Corporate Person.

ix. After assuming charge as Liquidator, the Liquidator made a Public Announcement of commencement of Voluntary Liquidation of the Corporate Person in Form-A in 'The Free Press Journal' in English Daily Newspaper, Hyderabad Edition and 'Mana Telangana' in Telugu Daily newspaper, Hyderabad Edition on 15.10.2024 calling upon the stakeholders to submit their claims, if any. In response, no claims were received from the creditors.

[7] Extract of the Minutes of the Meeting dated 10.10.2024 is filed as Exhibit-H of the application.

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In the National Company Law Tribunal, Hyderabad Bench-II

CP (IB) No. 54/59/HDB/2025
Date of Order: 05.08.2025

x. After obtaining approval from the Directors and Members, the Corporate Person notified the same to the Registrar of Companies (**ROC**), Telangana, in Form GNL-2 and also filed Form MGT-14 attaching Special Resolutions passed in this regard. The same was also informed to the Institute of Company Secretaries of India (**ICSIIP**), Insolvency and Bankruptcy Board of India (**IBBI**) and Income Tax Department (**IT Dept.**) on 15.10.2024, 17.10.2024 and 19.10.2024 respectively.

xi. The Applicant also intimated regarding initiation of Voluntary Liquidation and appointment of Liquidator to the Bombay Stock Exchange (**BSE**), National Stock Exchange of India Limited (**NSE**), Securities and Exchange Board of India (**SEBI**) and Reserve Bank of India on 22.10.2024.

xii. At the request of RBI vide email dated 05.11.2024, the Applicant furnished Audited Financials for the F.Y. 2023-24 vide email dated 08.11.2024. In response, RBI vide email dated 19.11.2024 confirmed that the Corporate Person is no longer registered as an NBFC with the RBI.

xiii. The Applicant opened a Bank Account in the name of "Imperial Owners and Land Possessions Private Limited in Voluntary Liquidation" with ICICI Bank, Worli Branch on 06.11.2024, bearing Account No.041405011809 for realisation and payments to the creditors and members.

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राष्ट्रीय कम्पनी विधि अधिकरण * National Company Law Tribunal * हैदराबाद न्यायपीठ * Hyderabad Bench

In the National Company Law Tribunal, Hyderabad Bench-II

CP (IB) No. 54/59/HDB/2025
Date of Order: 05.08.2025

xiv. As on commencement of Liquidation, the Corporate Debtor has one Current Account with HDFC Bank, Ladikapur, bearing Account No.57500000006381 with balance of Rs.2,78,48,147.81. The balance amount was transferred to the Liquidation Account opened in ICICI Bank, Worli Branch on 24.12.2024. Except bank balance of Rs.2,78,48,147.81, no other assets are available to the Company as on 10.10.2024.

xv. Pursuant to Regulation 9 of IBBI (Voluntary Liquidation) Regulations, 2017, the Liquidator submitted the Preliminary Report[8] to the management on 22.11.2024 by email.

xvi. The Applicant filed a copy of the Declaration of Solvency alongwith the Audited Financial Statements of the previous two years and an Affidavit verifying the same was filed with the ROC in Form GNL-2[9] on 02.12.2024.

xvii. The Applicant paid the Liquidation costs of Rs.8,95,057/- from the cash available with the Liquidation Account. After deducting the liquidation cost, the balance amount available for distribution to the stakeholders is Rs.2,69,53,090.81.

[8] Preliminary Report dated 22.11.2024 is filed as Exhibit-S

[9] Form GNL-2 is filed as Exhibit-T of the application

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राष्ट्रीय कंपनी विधि अधिकरण National Company Law Tribunal हैदराबाद न्यायपीठ Hyderabad Bench

In the National Company Law Tribunal, Hyderabad Bench-II

CP (IB) No. 54/59/HDB/2025

Date of Order: 05.08.2025

xviii. It is averred that after releasing all the payments, the Liquidator closed the Bank Accounts with ICICI Bank, Worli (Liquidation Account) and HDFC Bank, Ladikapur (Current Account)[10].

xix. It is averred that there were no pending litigations and liabilities against the Corporate Person as of the Liquidation commencement date. After distribution of the balance amount available under the provisions of this Code, there are no assets or any pending claims from the creditors.

xx. Pursuant to Regulation 38(1) of Voluntary Liquidation Regulations, the Liquidator filed Audit Report showing receipts and payments[11] pertaining to the Voluntary Liquidation since commencement of the voluntary liquidation i.e. from 10.10.2024 to 26.12.2024. The Liquidator also filed Final Report dated 06.01.2025 alongwith the Audited Accounts and Compliance Certificate in Form-H[12].

xxi. The Applicant filed Final Report dated 06.01.2025[13] to the ROC in Form GNL-2 on 08.01.2025 and also sent the Final Report to IBBI and ICSIIP through email on the same date, which states that –

---

[10] Closing letters of bank accounts are filed as Exhibit V colly @ pgs. 245 – 246 of the application

[11] Audit Report showing receipts and payments is filed as Exhibit-W.

[12] Copies of the Final Report, Audited Accounts and Compliance Certificate in Form-H are filed as Exhibit-X and Exhibit-Y respectively.

[13] Final Report filed as Exhibit X @ pg. nos.251 – 333 of the application

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राष्ट्रीय कम्पनी विधि अधिकरण
National Company Law Tribunal
हैदराबाद न्यायपीठ
Hyderabad Bench

In the National Company Law Tribunal, Hyderabad Bench-II

CP (IB) No. 54/59/HDB/2025
Date of Order: 05.08.2025

a) There were no fixed assets of the Corporate Person to be disposed of;

b) Liquidator did not receive any claim from the Creditors of the Corporate Person. There were no liabilities as on Audited Balance Sheet as on 31.03.2024. There were only few expenses.

c) There were no pending litigations against the Corporate Person as on the commencement of Voluntary Liquidation Process.

xxii. As on the date of Final Report, the Company does not have any assets or liabilities. Since the Corporate Person was not carrying out any business or operations and its assets completely liquidated, the Liquidator has presented this petition for dissolution of the Corporate Person in terms of Section 59(7) of the Insolvency Bankruptcy Code, 2016.

III. This Authority sent notice to the Registrar of Companies, Hyderabad (**ROC**) for submission of their report and ROC submitted the report on 28.07.2025, stating that –

i. The status of the Company as on 25.07.2025 as per MCA records is Active Compliant and "Active".

ii. There are no open charges as per MCA21.

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राष्ट्रीय कम्पनी विधि अधिकरण
National Company Law Tribunal
हैदराबाद न्यायपीठ
Hyderabad Bench

In the National Company Law Tribunal, Hyderabad Bench-II

CP (IB) No. 54/59/HDB/2025
Date of Order: 05.08.2025

iii. Appropriate Orders may be passed by the Hon'ble Tribunal on merits based on the Final Report submitted by the Liquidator appointed by the Board of Directors of the Company and as well by this office intimating the status of the Company issues as stated above.

iv. Necessary Orders may be issued to the effect that upon dissolution of the Company, records of the Company be handed over by the Liquidator to IBBI as per IBBI (Voluntary Liquidation Process) Regulations, 2017 and other applicable provisions of Insolvency and Bankruptcy Code, 2016 and accordingly be directed to the confirmation to this Hon'ble NCLT.

v. The Liquidator may be directed to file necessary e-form INC-28 to ROC, Hyderabad intimating the Order of this Hon'ble Tribunal upon dissolution of the Company.

IV. We have perused the contents of the application and heard the Learned Counsel and have also gone through the observations of the ROC, which is directory in nature and are satisfied that the Liquidation Process is completed as per the procedure laid down under IBC, 2016 and hence the Voluntary Dissolution as requested by the Liquidator is allowed and the Company shall stand dissolved.

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राष्ट्रीय कम्पनी विधि अधिकरण * National Company Law Tribunal * हैदराबाद न्यायपीठ * Hyderabad Bench

In the National Company Law Tribunal, Hyderabad Bench-II

CP (IB) No. 54/59/HDB/2025
Date of Order: 05.08.2025

V. In the result, the Petition is allowed and Corporate Person shall stand dissolved from the date of this Order. By exercising the powers conferred on the Adjudicating Authority under Section 59(7) of the Code, we hereby allow the Company Petition with the following directions: -

i. The Corporate Person, **M/s.Imperial Owners and Land Possessions Private Limited** is hereby dissolved, with immediate effect.

ii. The Liquidator is directed to forward a copy of this Order within a period of 14 days from the date of this Order to the Registrar of Companies, Hyderabad for making appropriate remarks for the Company on MCA website and Insolvency & Bankruptcy Board of India.

iii. The Liquidator is also directed to forward copies of this order to all the statutory authorities connected with the affairs of the Company.

iv. The Liquidator is further directed to preserve a physical or electronic copy of reports, registers, books of accounts referred to in Regulation 8 and 10 for atleast 8 years after the dissolution of the Corporate Person, either with himself or with the information utility.

राष्ट्रीय कम्पनी विधि अधिकरण * National Company Law Tribunal * हैदराबाद न्यायपीठ * Hyderabad Bench

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In the National Company Law Tribunal, Hyderabad Bench-II

CP (IB) No. 54/59/HDB/2025

Date of Order: 05.08.2025

VI. Accordingly, this Company Petition **CP(IB) 54/59/HDB/2025** is allowed and disposed of.

SANJAY PURI	**RAJEEV BHARDWAJ**
MEMBER (TECHNICAL)	**MEMBER (JUDICIAL)**

Syamala

राष्ट्रीय कम्पनी विधि अधिकरण
National Company Law Tribunal
हैदराबाद न्यायपीठ
Hyderabad Bench

07/08/25
Deputy Registrar / Assistant Registrar / Court Officer
National Company Law Tribunal, Hyderabad Bench

प्रमाणित प्रति
CERTIFIED TRUE COPY
केस संख्या
CASE NUMBER CP(IB) No-54/59/HDB/25
निर्णय का तारीख
DATE OF JUDGEMENT 5/8/25
प्रति तैयार किया गया तारीख
COPY MADE READY ON 7/8/25

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